Exhibit 99.1

Auna Announces Strategic Collaboration with Sojitz to Expand Healthcare Access in Latin America

Luxembourg, November 20, 2025 – Auna S.A. (“Auna” or the “Company”), a leading healthcare services provider in Latin America with operations in Mexico, Peru, and Colombia, announced today that Auna and Sojitz Corporation of America (“Sojitz”), a global investment and trading group headquartered in Japan, have entered into a Memorandum of Understanding (MOU) to explore joint business opportunities in the healthcare sector across Latin America, with an initial focus on Mexico, one of the region’s largest and fastest-growing healthcare markets.

On September 24, 2025, Auna announced its intention to invest approximately US$500 million over the next three to five years to expand its integrated healthcare platform in Mexico.

The collaboration seeks to combine Auna’s healthcare and operational expertise with Sojitz’s investment capabilities in healthcare and international network to accelerate the development of modern, scalable, and accessible healthcare infrastructure and services in Latin America.

“We have had ongoing conversations with Sojitz over the years about joining forces, and this framework cements our shared vision. This agreement marks an important step in Auna’s strategy to expand our integrated care model and bring high-quality healthcare to more people in Mexico and across Latin America,” said Suso Zamora, Executive Chairman and President of Auna.

“We are very pleased to collaborate with Auna, whose mission to expand access to high quality healthcare aligns closely with Sojitz’s commitment to building sustainable businesses that create long-term social value,” said Koichi Yamaguchi, President of Sojitz Corporation of America.

About Auna

Auna is one of Latin America’s leading healthcare platforms, with operations in Mexico, Peru, and Colombia. It prioritizes prevention and focuses on complex diseases that represent the highest healthcare spending. Its mission is to transform healthcare by delivering access to a highly integrated offering of services in low-penetration markets across Spanish-speaking Latin America. Founded in 1989, Auna has built one of the region’s largest modern healthcare platforms, consisting of a horizontally integrated network of medical care centers and a vertically integrated portfolio of oncology and general health plans. As of June 30, 2025, Auna’s network included 31 healthcare facilities—hospitals, ambulatory centers, and prevention and wellness centers—with a total of 2,333 beds and 1.4 million health plan members.

Contact

contact@aunainvestors.com

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the Company’s collaboration with Sojitz and planned investments in Mexico. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Auna’s business and operations involve numerous risks and uncertainties, many of which are beyond the control of Auna, which could result in Auna’s expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Auna. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in Auna’s filings with the United States Securities and Exchange Commission, including its annual report filed on Form 20-F on April 10, 2025.

The forward-looking statements are made only as of the date hereof, and Auna does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

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